Mail Stop 6010								June 21, 2005

Michael T. Flavin
Chairman and Chief Executive Officer
Advanced Life Sciences Holdings, Inc.
1440 Davey Road
Woodridge, Illinois 60517

Re:	Advanced Life Sciences Holdings, Inc.
	Registration Statement on Form S-1/A
      Filed June 3, 2005
	File Number 333-124396

 Dear Mr. Flavin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. We note your response to prior comment 7 regarding support for your statistics and are reissuing the comment in part. While we have received the materials you have provided in support of your data
and
are reviewing those materials at this time, we note that you have not
disclosed those sources in the registration statement as we had requested in our prior comment. As one example only, on page 40 you have provided new disclosure stating that your target market is
36%
of total antibiotic sales in 2003. However, you have not referenced any third party statistics to support this figure. If this figure is an estimate made by you, disclose the basis of the estimate. Please review all statistics used in the registration statement and revise your disclosure accordingly.
Risk Factors, p. 6
"We will require additional funding, p. 6"

2. We note your disclosure regarding the need for additional funds and your going-concern opinion. Please consider separating this risk factor into two separate factors, with one describing the need for additional funding and the second one describing the risks associated with your going-concern opinion and the possibility of another such opinion.

"Our most advanced product candidate...," p. 12
3. Your disclosure regarding possible generic equivalents for Biaxin and Zithromax seems significant enough to warrant a separate risk factor. Please separate the discussion into a separate factor or provide us with an analysis explaining why a separate factor is not necessary. At a minimum, your discussion of generic equivalents of
Biaxin and Zithromax, you should state explicitly that generic equivalents are generally much more cost-effective than products currently on the market, which places your product a competitive disadvantage.

Capitalization, page 25
4. Please revise the introductory statement to stipulate that cash and cash equivalents and capitalization as of March 31, 2005 are presented.

Management`s Discussion and Analysis
Financial Operations Review
Research and Development Expense, page 29
5. We noted your response to comment number 42 and the revised disclosure included in your amendment. Please amend your filing to differentiate between the amount of in-process research and development costs attributed to cethromycin apart from the amount attributed to ABT-210.

Liquidity and Capital Resources, page 34
6. We note your response to comment number 44. Please describe more specifically to us and disclose within your filing the uncertainties of the regulatory approval process that serve as the basis for your decision to exclude the $10 million and $30 million milestone payments from the table of contractual obligations. It would appear that the exclusion of these amounts would indicate that management does not expect to submit the NDA nor receive regulatory approval for cethromycin, the events that trigger the milestone payments. If this appearance is correct, please specifically state within your filing, management`s assessment of the probability of achieving these developmental milestones. Explain the expected sources of funding for the 2005 payments to Abbott Labs and other costs reflected in the $18.5 million disclosed in Use of Proceeds, if the planned offering does not occur, is delayed or results in a lower amount of proceeds.
Critical Accounting Policies
Stock-Based Compensation, page 36
7. We have read your response to comment 45. Please explain to us the basis for your conclusion that your method for determining the fair value of stock options complied with SFAS 123 (R). Additionally, we noted your lack of a "bona fide" price range. Please be aware that we may have further comments regarding the equity fair market valuations reflected in your financial statements after you include the IPO offering range in the filing.
Business, p. 37
Other collaborations and license agreements, p.56
8. Please revise the last paragraph on page 56 to clarify that you have not yet discovered any promising drug leads through your collaboration with the Sarawak Biodiversity Center in Malaysia.

Exhibit 5.1
9. We note you have filed a "Form of" legal opinion. Please note, that you must file an actual legal opinion prior to effectiveness.
10. Please delete the statement that you assume no obligation to update or supplement you opinion for facts or circumstances that hereafter come to your attention. To the extent that you have relied on facts that you later discover were not accurate at the time, you may be required to update your opinion.

Consolidated Financial Statements
Note 3. Joint Venture, pages F-11 and F-12
11. We have read your response to comment 61. Please discuss in MD&A the consequences to your future operations, financial position and liquidity if this debt is not restructured and the joint venture is terminated or becomes inactive. Explain to us the financial implications of an "equal settlement of liabilities" under the joint venture agreement. Based upon your disclosures, it appears that upon termination of the joint venture, you would be required to make non refundable cash payments to the joint venture to settle outstanding liabilities. Please explain to us how this provision in the joint venture agreement does not constitute a guarantee or further commits the company to provide further financial support and thus would necessitate recognition of losses in excess of your initial investments and any subsequent advances. Additionally, if such a contingency to settle joint venture liabilities does not exist, clarify your disclosure on page 56. If such a contingency does exist, revise your disclosure in the applicable sections of the filing and in Note 3 to describe the nature of this contingency and provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Expand your disclosure in Note
3 to cover the termination provisions of the joint venture agreement as described on page 56.
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Frank Wyman at (202) 551-3660 or Kevin Woody, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	R. Cabell Morris Jr.
   	Winston & Strawn
   	35 West Wacker Drive
   	Chicago, Illinois 60601

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